United States securities and exchange commission logo





                             April 26, 2021

       Andrey Fadeev
       Chief Executive Officer
       Nexters Inc.
       Ritter House, Wickhams Cay II
       PO Box 3170, Road Town
       Tortola VG110, British Virgin Islands

                                                        Re: Nexters Inc.
                                                            Draft Registration
Statement on Form F-4
                                                            Submitted March 30,
2021
                                                            CIK No. 0001848739

       Dear Mr. Fadeev:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-4 submitted March 30, 2021

       Cover Page

   1. Please disclose that stockholders may attend the meeting virtually and include a hyperlink shareholders can use to
attend the meeting.
   2. Please disclose the dollar amount of the cash dividend that will be paid to the Company
                                                        Shareholders prior to
the closing of the Share Acquisition.
 Andrey Fadeev
FirstName
Nexters Inc.LastNameAndrey Fadeev
Comapany
April       NameNexters Inc.
       26, 2021
April 226, 2021 Page 2
Page
FirstName LastName
Questions and Answers about the Proposed Transactions
Q. Who is the Company?, page 10

3.       Please balance your disclosures of the Company   s revenue, net
bookings and adjusted
         FCFE by disclosing net loss for the year ended December 31, 2019. Summary of the Proxy Statement/Prospectus, page 22

4. Please include a discussion of the right of certain Nexters Inc. shareholders to nominate up to four members of the board of directors.
Ancillary Documents Related to the Business Combination Agreement, page 25

5.       Please include a brief description of the agreements with the Sponsor
and Kismet   s
         officers and directors pursuant to which each agreed to vote their Kismet founder shares in favor of the business combination.
Reasons for the Approval of the Proposed Transactions, page 26

6. Please briefly describe the material positive and negative factors considered by the board in determining to approve the business combination.
A small percentage of total users..., page 44

7. Please quantify the number and percentage of your users that generate a large percentage of your revenues and disclose the percentage of revenues they generate for the periods presented. Please also disclose, as you state in the investor presentation available on your website, that the growth in the number of high paying users was generally flat in fiscal
         2020.
Risk Factors
Our core game offering..., page 44

8. Please disclose the number of games upon which the success of your business is dependent.
We track certain performance metrics..., page 54

9. Please briefly describe the limitations of your performance metrics tools.
We have no controlling shareholders..., page 77

10. Please describe the types of matters for which your articles of association will require approval by a supermajority of directors.
Kismet's board of directors did not obtain a fairness opinion..., page 89

11. Please disclose that the lack of a third-party fairness opinion may lead an increased
 Andrey Fadeev
FirstName
Nexters Inc.LastNameAndrey Fadeev
Comapany
April       NameNexters Inc.
       26, 2021
April 326, 2021 Page 3
Page
FirstName LastName
         number of shareholders to vote against the proposed business combination or demand redemption of their shares for cash, which could potentially impact
Kismet   s ability to
         consummate the business combination or materially and adversely affect
Nexter   s
         liquidity following the consummation of the business combination.
Proposal No. 1   The Business Combination Proposal
Background of the Proposed Transactions, page 133

12. Please disclose the other factors in addition to the comparative valuation of industry peers that led the parties to agree to revise the pre-money equity valuation to $2,032.5 million.
Kismets Board of Directors Reasons for Approval of the Proposed Transactions, page 138

13.      Please revise the list of negative factors considered by the board to disclose
         that substantially all of the Nexters Inc.   s revenues are generated
from one game, a small
         percentage of users generate a large percentage of Nexters Inc.   s
revenues and its history
         of operating losses.
U.S. Federal Income Tax Considerations, page 144

14. We note from Section 2.11 of the Merger Agreement that the parties intend for the merger to qualify as a reorganization under Section 368(a) of the Tax Code. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of
         Regulation S- K.
Information Related to the Company
Our Industry, page 173

15. We note your disclosure that Americans spent four hours per day on their mobile devices.
         Please revise to disclose the amount of time spent per day on mobile gaming.
Information Related to the Company
Our Strengths, page 178

16. Please disclose the MPUs and Monthly Payer Conversion for Hero Wars for the periods presented.
The Company's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Metrics and Non-IFRS Measures, page 214

17. We note your presentation of Gross Bookings. Revise to disclose what this measure is intended to represent and how it provides useful information to investors. Refer to Item
         10(e)(1)(i)(C) of Regulation S-K.
18.      Your presentation of    net bookings    appears to result in the
upfront recognition of both
         revenue and certain costs which creates an individually tailored measure. Revise to
 Andrey Fadeev
Nexters Inc.
April 26, 2021
Page 4
         remove the "net bookings" non-IFRS measure. Refer to Question 100.04 of the Non-
         GAAP Compliance and Disclosure Interpretations.
19. Please revise to remove the adjustments for change in deferred revenue and change in deferred costs of revenue (i.e. deferred platform commission fees) from your Adjusted
         EBITDA measure as these adjustments result in a measure that reflects individually tailored recognition methods. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.
20.      We note that you reconcile    adjusted free cash flow to equity    to
the net increase in cash
         and cash equivalents for the year. Please revise to reconcile this measure to the most directly comparable IFRS measure which is cash flows generated from operating activities. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure
         Interpretations. Also, please explain your basis for the adjustment for dividends and tell us how it complies with Item 10(e)(1)(ii) of Regulation S-K. Beneficial Ownership of Securities, page 244

21. Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.
Nexters Global Ltd.
Notes to the Consolidated Financial Statements
7. Revenue, page F-30

22. Revise to separately disclose revenue from the United States, if material. Refer to paragraph 33 of IFRS 8.
General

23. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameAndrey Fadeev
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameNexters
       present to potentialInc.
                            investors in reliance on Section 5(d) of the
Securities Act, whether or
       not2021
April 26,  they Page
                retain4 copies of the communications.
FirstName LastName
 Andrey Fadeev
FirstName
Nexters Inc.LastNameAndrey Fadeev
Comapany
April       NameNexters Inc.
       26, 2021
April 526, 2021 Page 5
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FirstName LastName
        You may contact David Edgar, Senior Staff Accountant at (202) 551-3459 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Ryan Maierson, Esq.